Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Successor			Predecessor
	2014	2013		Period from January 1, through May 13, 2013		2012	2011	2010
Pretax income (loss) from continuing operations	$30,505	$2,152		($50,461)		$49,975	$44,974	$38,248
Fixed charges	43,078	24,531		1,439		2,806	3,236	3,313

Adjusted earnings	$73,583	$26,683		($49,022)		$52,781	$48,210	$41,561

Fixed Charges and Preferred Dividends:
Interest expense (including amortization of deferred financing fees)	43,078	24,531		1,439		2,806	3,236	3,313
Preferred share dividends	12,797	9,369		0		0	0	0

Total fixed charges and preferred dividends	$55,875	$33,900		$1,439		$2,806	$3,236	$3,313

Ratio of earnings to fixed charges and preferred dividends	1.3	0.8	(a)	(34.1	)(b)	18.8	14.9	12.5

(a)	For the 2013 Successor period, the deficiency was $6.5 million.
(b)	For the 2013 Predecessor period, the deficiency was $50.5 million.